enGene

Non-Viral Genetic Medicine

Corporate Presentation

September 2025

Disclaimers

Cautionary Statement Regarding Forward-Looking Statements
This Presentation contains certain forward-looking statements within the meaning of the federal securities laws and "forward-looking information" within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements may be identified by the use of the words such as “plan”, “forecast”, “intend”, “development”, “expect”, “anticipate”, “become”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “project”, “should”, “would”, “strategy”, “future”, “potential”, “opportunity”, “target”, “term”, “will”, “would”, “will be” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations regarding updates on the LEGEND study, including clinical data, the anticipated market acceptance of detalimogene, plans for amendments to the LEGEND study protocol, expectations and timing related to regulatory submissions and commercial product launches and the prospects for regulatory approval of detalimogene. These forward-looking statements are based on various estimates and assumptions, whether or not identified in this presentation, and on the current expectations of the management of enGene Holdings Inc. ("enGene"), are not predictions of annual performance, and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, those described in the “Risk Factors” section of enGene’s Annual Report on Form 10-K for the fiscal year ended October 31, 2024 which has been filed with the Securities and Exchange Commission (“SEC”) and Canadian Securities Regulators (copies of which may be obtained at www.sedarplus.ca or www.sec.gov).

You should carefully consider the risks and uncertainties described in the “Risk Factors” section of such Annual Report, as well as other documents if and when filed by enGene from time to time with the SEC and Canadian securities regulators. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that enGene presently knows or that enGene currently believes are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect enGene’s expectations, plans, or forecasts of future events and views as of the date of this presentation. enGene anticipates that subsequent events and developments will cause enGene’s assessments to change. While enGene may elect to update these forward-looking statements at some point in the future, enGene specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing enGene’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements contained herein

Intellectual Property
This Presentation contains trademarks, service marks, trade names, copyrights, and products of enGene and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names, copyrights, or products in this Presentation is not intended to, and does not, imply a relationship with enGene, or an endorsement of or sponsorship by enGene. Solely for convenience, the trademarks, service marks, and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that enGene will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor in such trademarks, service marks and trade names.

Industry and Market Data
This Presentation relies on and refers to certain information and statistics based on estimates by enGene’s management and/or obtained from third party sources which enGene believes to be reliable. enGene has not independently verified the accuracy or completeness of any such third party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. None enGene, or its affiliates or any third parties that provide information to enGene or its affiliates, such as market research firms, guarantees the accuracy, completeness, timeliness, or availability of any information. None enGene, or its affiliates, or any third parties that provide information to enGene, and its affiliates, such as market research firms, is responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. enGene may have supplemented such information where necessary, taking into account publicly available information about other industry participants and enGene management’s best view as to information that is not publicly available. Neither enGene nor its affiliates give any express or implied warranties with respect to the information included herein, including, but not limited to, any warranties regarding its accuracy or of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein.

Lead Program (detalimogene voraplasmid)
The lead program described herein is an investigational drug therapy that has not been subject to testing designed to demonstrate that the therapy is effective in humans or to provide a basis to predict in advance whether an adequate level of efficacy in humans will be demonstrated in further testing. Although deemed sufficient to permit further testing, the limited, early Phase 1 testing to date is not a sufficient basis on which to predict efficacy or safety. Although the FDA has indicated that the Phase 2 portion of the current LEGEND study may potentially support BLA approval, that outcome will depend entirely on the results of Phase 2 clinical testing, which are not expected to be available until 2026.

Detalimogene Voraplasmid for NMIBC

Designed to be a practice-changing therapy requiring no change in practice

Transformational Market Opportunity



NMIBC market forecasted to be >$20B

Near Term Commercial Opportunity

Anticipated Milestones:

Pivotal Cohort Update: Q4 2025

Cohort 2 & 3 Updates: Q4 2025

BLA Filing: H2 2026

Potential Launch: 2027

Highly Differentiated Investigational Product



Unique combination of clinical activity, tolerability, ease of use

Well-capitalized, with runway projected into 2027

Detalimogene voraplasmid was formerly referred to as EG-70
NMIBC = Non-muscle invasive bladder cancer
NMIBC Market Forecast based on internal estimates utilizing multiple source data

NMIBC Represents 75-80% of Bladder Cancer Diagnosis

Estimated Bladder Cancer US Prevalence: ~730,000 Patients

Non-Muscle Invasive
80% of newly diagnosed bladder cancer
(~65,000 annual USA cases)

Muscle-Invasive
20% of newly diagnosed bladder cancer
(~20,000 annual USA cases)

Metastatic



Bladder lumen
Lamina propria
Inner muscle
Outer muscle
Cis/Tis
Ta
T1
Carcinoma *in situ*
Non-invasive papillary tumors
Papillary tumor that invades subepithelial connective tissue

- *<u>Papillary tumors</u>: non-invasive outgrowths from the bladder surface*
- *<u>Carcinoma in situ (CIS)</u>: flat, aggressive cancer that is not easily removed*

Sources: SEER database; Knowles et al., Nat Rev Cancer 15, 25–41 (2015); Isharwal and Konety, Indian Journal of Urology, 2015; TNM Classification, 8th Edition; Tan et al., Eur Urol Oncol (2022): https://doi.org/10.1016/j.euo.2022.05.005

Bladder Cancer- High Incidence, High Prevalence, High Cost to Society

Rank by Incidence	Indication
1	Breast
2	Prostate
3	Lung
4	Colorectal
5	Melanoma
6	**Bladder**
7	Kidney/Renal
8	Lymphoma (NHL)
9	Uterus
10	Pancreas

Bladder Cancer is among the most expensive cancers to manage per patient:

Estimated >$6.5B total annual cost US

Top-10 Cancer by US Incidence

Sources: Mossanen M, Gore JL, Curr Opin Urol. 2014 Sep;24(5):487-91; Clark O et al., Pharmacoecon Open. 2024 Aug 18; https://seer.cancer.gov/statfacts/html/common.html#comparison

High-Risk NMIBC: A Multi-year Journey Managed by Community Urologists

Goal: Treat Multiple Recurrences Non-Surgically and Delay Radical Cystectomy

Diagnosis of high-risk (HR) disease

1st line: Intravesical BCG and/or Chemo

50%: 2-year recurrence

Recurrence w/o Progression

2nd line and beyond: Exhaustion of available non-surgical options

<20%: Progression to MIBC

MIBC Treatment (e.g., radical cystectomy)

Patients commonly treated in community urology clinics over 2-5 year period

Patients commonly treated in academic medical centers and/or by oncologists

- ~20% Progression over 10 years from NMIBC to MIBC
- 70-80% of urologists practice in community clinics

BCG = Bacillus Calmette-Guérin. Sources: van den Bosch and Witjes, Eur Urol. 2011 Sep;60(3):493-500; "The State of the Urology Workforce and Practice in the United States, 2023" American Urological Association Education and Research, Inc.

Radical Cystectomy: Life-Transforming Surgery of Last Resort


Patient Abdomen

Image of Radical Cystectomy Surgery

- 10% mortality rate, 6-8 hour inpatient surgery
- High morbidity and complication rate:
  - Sexual dysfunction
  - Urostomy
  - Body image
  - Depression
  - Anxiety

Radical Cystectomy remains standard-of-care for BCG-Unresponsive High-Risk (HR) NMIBC with Cis

Sources: Korkes et al. Urol Int (2023) 107 (1): 96–104; Stitzenberg et al. J Clin Onc, 33.5 (2015): 455-464.2015; Djaladat et al. World J Uro, 35 (2017): 907-911.

Currently Available Non-Surgical Treatments Have Major Limitations

1st Line Treatment	Factors Limiting Use
BCG-TICE	Chronic global shortage leads to inadequate treatment and rationing
Intravesical Chemo (e.g., gemcitabine, mitomycin)	Poor efficacy and tolerability; used as BCG backstop

2nd Line Treatment	Factors Limiting Use
Pembrolizumab (Keytruda)	Systemic agent; requires multi-disciplinary care teams to manage serious immune AEs (not available at most urology clinics)
Nadofaragene firadenovec-vncg (Adstiladrin)	Viral gene therapy; complex handling and storage, history of limited availability
nogapendekin alfa inbakicept-pmln (Anktiva)	Requires co-administration with BCG, which is subject to rationing

NMIBC Market Forecast based on internal estimates utilizing multiple source data
Additional Sources: Schneider, Bryan J., et al. J Clin Onc 39.36 (2021): 4073-4126; Merck Press Release (https://www.merck.com/stories/facing-a-global-shortage-merck-commits-to-meeting-patient-demand/); https://www.auanet.org/about-us/bcg-shortage-info; product USPI

Detalimogene: Non-viral Investigational Therapy Designed To Be the First-Choice



- **Clinical activity and durability demonstrated:** Promising preliminary data from pivotal arm of LEGEND study*
- **Favorable safety profile observed:** LEGEND TRAEs were generally mild, largely instrumentation-related**
- **Potential best-in-class ease-of-use:** Non-viral genetic medicine; no specialized handling or cold-chain storage
- **Well-characterized, scalable manufacturing:** Cost-effective process supports wide availability

Detalimogene: Potential first-choice agent for urologists in a multi-year, multi-drug treatment journey, if approved

*Preliminary data from Phase 2 pivotal arm presented September 2024.
**LEGEND phase 1 reported data and preliminary data from Phase 2 pivotal arm presented September 2024
TRAE = Treatment-related adverse event

Non-Viral Activation of Both Innate and Adaptive Immunity



Drug product
(DDX nanoparticle)
Bladder lumen
Intracellular
dsRNA agonists
of RIG-I
Activate intracellular
RIG-I receptor
Secreted IL-12
Locally stimulates
incoming T cells
Drug substance
(DNA plasmid)

Unique mechanism of action uses DNA plasmid to encode large payload of three genes

DDX = Dually Derivatized Oligochitosan

Industrial-Scale, Well-Characterized Manufacturing Process



1
Plasmid DNA
(Drug Substance)
2
Proprietary Sugar Polymer
(DDX)
In-line Mixing
DDX/DNA Nanoparticle
3
PEG-PLE
(Excipient)
Bulk Mixing
4
PEGylated DDX/DNA Nanoparticle
(Non-Viral Drug Product)

- Non-viral, lyophilized drug product
- Established at-scale manufacturing
- No special delivery or handling

enGene

Multiple LEGEND Cohorts Demonstrate Detalimogene's Potential

		Anticipated Milestones
Detalimogene Voraplasmid (intravesical)	**BCG-Unresponsive NMIBC with Cis** Pivotal Cohort 1 Target Enrollment Achieved n ≈ 100*	**Data Update:** Q4 2025 **BLA Filing:** H2 2026
	BCG-Naïve NMIBC with Cis Ph2 Cohort 2a, n ≤ 30	**Enrolling** Cohort Update Q4 2025
	BCG-Exposed NMIBC with Cis Ph2 Cohort 2b, n ≤ 70	**Enrolling** Cohort Update Q4 2025
	BCG-Unresponsive NMIBC, Papillary-Only Ph2 Cohort 3, n = 50-100	**Enrolling** Cohort Update Q4 2025
DDX Platform	**Urological targets** (undisclosed)	**Preclinical activity ongoing**

Comprehensive IP Portfolio Through at Least 2040

* Patients in the screening process remain eligible for potential enrollment in the trial.
All NMIBC cohorts refer to high-risk NMIBC unless otherwise specified
Expected data update, timelines, enrollment targets, and anticipated milestones reflect enGene management's current estimate and are subject to change

enGene

LEGEND



Pivotal Study

Target Enrollment Achieved[1]

Patients:

BCG-Unresponsive High-risk NMIBC with CIS

Design:

Global, single-arm, open label N ≈ 100

Dosing[2]:

- Year 1: 800µg/ml IVe at weeks 1,2,5,6 Q3M
- Year 2-3 (Maintenance): 800µg/ml IVe at weeks 1,2 Q3M

Primary Endpoints:

CR rate at 12-months; safety

1: Patients in the screening process remain eligible for potential enrollment in the trial.
1: IVe = Intravesical. LEGEND allows patients from any cohort who are in complete response at 12 months to continue receiving detalimogene on a dose-reduced maintenance schedule throughout their second year of treatment. At the end of year two, patients may optionally elect to remain on maintenance therapy for another year, for a total of three years of therapy.

enGene

LEGEND Pivotal Cohort Patient Demographics

Baseline characteristic	N=21
Gender, n (%)	
Male	15 (71.4)
Female	6 (28.6)
Age, years	
Mean (SD)	72.7 (9.4)
Median (range)	74 (59, 92)
Age categories, n (%)	
≤65	6 (28.6)
>65	15 (71.4)
ECOG, n (%)	
0	19 (90.5)
1	2 (9.5)
BCG Doses	
Median	11
Range	8, 33
Tumor Stage, n (%)	
T1 + Cis	3 (14.3)
Ta + Cis	3 (14.3)
Cis	15 (71.4)

Demographic data relate to 3m and 6m efficacy-evaluable patients available as of September 13, 2024

enGene

Detalimogene was Generally Well-Tolerated in the LEGEND Study

(n = 42*)	Any Grade	Grade 1	Grade 2	Grade 3	Grade 4/5
Patients with ≥ 1 TRAE	**20 (47.6%)**	**17 (40.5%)**	**9 (21.4%)**	**0 (0.0%)**	**0 (0)**
TRAE Reported in >10% patients:					
Bladder Spasm	**8 (19%)**	**4 (9.5%)**	**4 (9.5%)**	**0 (0)**	**0 (0)**
Dysuria	**9 (21.4%)**	**8 (19.0%)**	**1 (2.4%)**	**0 (0)**	**0 (0)**
Fatigue	**5 (11.9%)**	**3 (7.1%)**	**2 (4.8%)**	**0 (0)**	**0 (0)**
Pollakiuria	**5 (11.9%)**	**5 (11.9%)**	**0 (0)**	**0 (0)**	**0 (0)**

- **No patient discontinuations due to TRAEs**
- **Favorable safety and tolerability profile**
- **TRAEs were reversible and largely consistent with catheterization**

TRAE = Treatment-Related Adverse Event
*Across all dosed patients in all LEGEND Phase 2 cohorts as of September 13, 2024 data cut-off

enGene

Treatment Related AEs of Approved and Investigational NMIBC Agents

	Detalimogene	**Cretostimogene**		**TAR-200[3]**	**Keytruda[4]**	**Adstiladrin[5]**	**Anktiva + BCG[7]**
Trial	LEGEND	BOND-002[1]	BOND-003[2]	SunRISe-1	KEYNOTE-057	NCT02773849	QUILT 3.032
Sample Size	N = 42	N = 67	N = 112	N = 85	N = 101	N = 157	N = 88
TRAEs (Any Grade)	**48%**	57%	63%	84%	66%	Not disclosed	Not disclosed
TRAEs (≥ Grade 3)	**0%**	5%	0%	13%	13%	<4%[6]	3%[8]

These data are presented for informational purposes and are not based on any head-to-head or comparator clinical studies. Cross-trial comparisons are inherently limited and may suggest misleading similarities or differences. Accordingly, no direct comparisons can be made.

As of the LEGEND Study's preliminary analysis of the pivotal cohort (data cutoff Sept 13th, 2024). 1: Packiam et al. Uro Onc, Vol. 36, 10 (2018):440-447. 2: CG oncology BOND-003 Investor Call presentation, accessed May 1. 3: Johnson & Johnson Apr 26, 2025 Press Release 4:, Balar et al, Lancet Onc, Jul;22(7):919-930. 5: Adstiladrin USPI, N = 157. 6: Ferring May 6, 2024 Press Release 7: Anktiva USPI, 8: ImmunityBio Apr 28, 2025 Press Release.

Detalimogene: Preliminary Pivotal Efficacy Results

Any Time	3 Month (n=21)	6 Month (n=17)	6 Month KM Estimate
71% CR Rate	67% CR Rate	47% CR Rate	51% CR Rate



Subject
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
0
3 months
6 months
CR
Non-CR
Continuing Treatment
Treatment Terminated

Data relate to 3m and 6m efficacy-evaluable patients available as of September 13, 2024
KM = Kaplan-Meier Analysis; CR = Complete Response

enGene

LEGEND Protocol: Revisions Aligned with Treatment Standards

Focus Area	Prior LEGEND Protocol	Current LEGEND Protocol*
T1 disease at pre-enrollment screen	• Surgically resect lesion via TURBT • Enroll patient	• ***Perform 2nd resection at lesion site and restage*** • If T1 disease present, patient ineligible
Ta disease detected at 3 months	• Response deemed "Progressive Disease" • Discontinue patient from study	• Surgically resect lesion via TURBT • ***Re-induce patient with detalimogene***
Assessment of Suspected Cis or other disease at 6 months	• Patient may be discontinued from study based only on visual impression of Cis	• ***Discontinuation requires pathology confirmation*** of disease

* LEGEND protocol amended Q4 2024.
TURBT = Transurethral Resection of Bladder Tumor

enGene

Detalimogene: Preliminary LEGEND Pivotal Data Show Promising Clinical Activity

	Detalimogene	Cretostimogene		TAR-200	Keytruda	Adstiladrin	Anktiva + BCG
Trial	LEGEND	BOND-002[1]	BOND-003[2]	SunRISe-1[3]	KEYNOTE-057[4]	NCT02773849[5]	QUILT 3.032[6]
CR Rate, Anytime	71%	65%	76%	82%	41%	51%	62%
CR Rate, 6m	47%	44%	63%	59%[7]	34%	41%	59%
CR Rate, 12m	TBD	28%	46%	46%	19%	24%	45%
Sample Size	N = 21	N = 46	N = 110	N = 85	N = 96	N = 98	N = 77

Before Protocol Refinement

Protocol Refinement

These data are presented for informational purposes and are not based on any head-to-head or comparator clinical studies. Cross-trial comparisons are inherently limited and may suggest misleading similarities or differences. Accordingly, no direct comparisons can be made.

*As of the LEGEND Study's preliminary analysis of the pivotal cohort (data cutoff Sept 13th, 2024). 1: CG AUA 2023 Presentation. 2: CG oncology BOND-003 Investor Call presentation, accessed May 1. 6m CR rate derived from internal calculation based on BOND-003 investor presentation. 3: Johsnon & Johnson Apr 26, 2025 Press Release. 4: Based on Keytruda USPI. 6m and 12m CR rates represent enGene-derived CR estimates based on data available in Balar et al., Lancet Onc 2021 Jul;22(7):919-930; 5: Based on Adstiladrin USPI. 6m and 12m rates from Boorjian et al, Lancet Onc 2021 Jan;22(1):107-117 with N=103 . 6: Based on Anktiva USPI. 6m and 12m CR rates represent enGene-derived CR estimates based on data available in Chamie et al., NEJM 2023 Jan;2(1):EVIDoa2200167. 7: Daneshmand et al., J of Clin Oncol 2025 Jul; 00:1-11.

Previous Single-Arm, Open-Label Studies Have Sufficed for FDA Approval*

	Pembrolizumab (Keytruda)	Nadofaragene firadenovec (Adstiladrin)	Nogapendekin alfa inbakicep (Anktiva) + BCG
Approval Date	**January 2020**	**December 2022**	**April 2024**
Study Design	**Single Arm, Open label**	**Single Arm, Open label**	**Single Arm, Open label**
Efficacy Evaluable Patients (N)**	**96**	**98**	**77**
12 Month Complete Response	**19%**	**24%**	**45%**

August 2024 Draft Guidance reconfirms single arm open label study sufficient for approval

* For BCG-unresponsive High-Risk NMIBC with Cis

** Study sizes reported based on evaluable patients as describe on USPI

Sources: Balar et al., Lancet Oncology 2021, 22:919-30; Boorjian et al. 2022 Lancent Oncology 2021 22(1) 107-17; Chamie, Karim, et al. NEJM evidence 2.1 (2022): EVIDoa2200167

Detalimogene: Designed to be the Urologist’s and Patient’s First Choice



Practical and Differentiated Therapy Designed for Busy Clinics

Clinical Activity and Durability Observed*

Generally Favorable AE Profile Observed*

Ease of Use for Urologists and Patients

*LEGEND phase 1 reported data and September 2024 preliminary pivotal phase 2 reported data

enGene

Urologist-Friendly Design: Ideal For Use Early in Treatment Sequence



Detalimogene

- Clinical activity observed†
- Generally well-tolerated †
- “Off-the-shelf” ease of use

Cretostimogene*

- Complex process
- Cold chain storage possibly required
- Oncolytic virus biosafety (BSL-2)
- Possible need for urine, facilities decontamination

Detergent dwell + administration

TAR-200

- Procedure room and cystoscopy likely required to place and remove
- ≥Grade 3 AEs

Insertion and removal every 3 weeks

Adstiladrin**

- Clinic logistics of vial thaw
- Risk of financial loss due to prepared product expiry
- Premedication, biosafety precautions, urine bleaching

Estimated 4-10 hour total process

† LEGEND phase 1 and preliminary pivotal reported data
* BSL2-like handling recommendations based on CG corporate presentation accessed April 30 2025 and precedent described in USPI for Imlygic, an FDA-approved, locally administered oncolytic virus, as well as handling recommendations for oncolytic viruses as reported by the Oncology Nursing Society. Detailed preparation and/or administration instructions have not yet been reported for cretostimogene. Other information based on CG Oncology’s non-confidential investor presentation.
** Based on USPI. Once thawed, Adstiladrin vial must be used within 24 hours. Adstiladrin prescribing information also advises that “persons who are immunocompromised or immunodeficient may be at risk for disseminated infection from ADSTILADRIN due to low levels of replication-competent adenovirus.” 4-10 hour total process estimated based on vial thaw requirement timing and estimated pharmacy preparation times.

enGene

Patient Friendly Design That Makes for Ease of Experience



Detalimogene

- One hour of chair time total
- No need to bleach urine
- No induction period

Cretostimogene*
- Virus exposure precautions likely
- Detergent dwell required
- Urine bleaching requirements not reported

Detergent dwell + administration

TAR-200
- Potential foreign body sensation when urinating
- Risk of additional discomfort or complications due to AE profile

Requires device insertion and removal

Adstiladrin**
- Virus exposure precautions
- Extended clinic visit time
- 48 hours of urine bleaching

Estimated 4-10 hours in clinic

* BSL2-like handling recommendations based on CG corporate presentation accessed April 30 2025 and precedent described in USPI for Imlygic, an FDA-approved, locally administered oncolytic virus, as well as handling recommendations for oncolytic viruses as reported by the Oncology Nursing Society. Detailed preparation and/or administration instructions have not yet been reported for cretostimogene. Other information based on CG Oncology's non-confidential investor presentation.
** Based on USPI. Once thawed, Adstiladrin vial must be used within 24 hours. Adstiladrin prescribing information also advises that "persons who are immunocompromised or immunodeficient may be at risk for disseminated infection from ADSTILADRIN due to low levels of replication-competent adenovirus." 4-10 hour total in-clinic time estimated based on vial thaw requirement timing, estimated pharmacy preparation times, and administration timing.

enGene

Complementary Investigational Therapies Expected to Transform NMIBC Market and Allow for Sequential Treatments

2nd Line and Beyond: Exhaustion of non-surgical options prior to radical cystectomy

Non-viral genetic medicine

Detalimogene voraplasmid:

Designed to be the "first choice"

Recombinant Immunotherapy and CPIs

Pembrolizumab (Keytruda):
- Risk of severe, systemic AEs
- Requires IV infusion

Nogapendekin alfa inbakicep + BCG (Anktiva)
- BCG co-administration potentially limits availability

Viral Gene Therapies

Nadofaragene firadenovec (Adstiladrin)
- Cold-chain storage
- Burdensome handling
- Biocontainment

Cretostimogene grenadenorepvec *(not approved)*
- Similar limitations expected if approved

Drug/Device Combos + Chemo

Gemcitabine/ TAR-200 *(not approved)*
- Burdensome placement
- Higher incidence of ≥Gr3 AEs (e.g., urosepsis)

Shift in NMIBC management paradigm drives projected market growth to >$20B

Gr3 = Grade 3
NMIBC Market Forecast based on internal estimates utilizing multiple source data

enGene

Experience Developing and Commercializing Highly Successful Medicines



RON COOPER
Chief Executive Officer

Chief Executive Officer, Albireo Pharma

President, Europe, Bristol Myers Squibb



ANTHONY CHEUNG, Ph.D.
Chief Scientific Officer

Co-founder, enGene

Co-inventor on all key enGene patents

Former Member, ASGCT Industry Liaison Committee (2008-2014)

EY Entrepreneur of Year Finalist ('17)



AMY POTT
Chief Global Commercialization Officer

Head, Rare Disease, Global Commercial, Astellas

Head, Internal Medicine & Oncology, Commercial, Shire



RYAN DAWS
Chief Financial Officer

CFO Roles: Concert Therapeutics, Obsidian Therapeutics

Investment Banker Roles: Cowen, Stifel, Baird



ALEX NICHOLS, Ph.D.
Chief Strategy & Operations Officer

Co-Founder and CEO, Mythic Therapeutics

Co-Founder, Cogen Therapeutics

Associate, Flagship Pioneering



JOAN CONNOLLY
Chief Technology Officer

Chief Technology Officer, Albireo Pharma

SVP Technical Operations, Stemline Therapeutics



LEE GIGUERE
Chief Legal Officer & Secretary

CLO, Obsidian Therapeutics

General Counsel, Chiasma Inc.

Other legal roles: Karyopharm Therapeutics, Boston Scientific, Goodwin Procter



JILL BUCK
Chief Development Officer

Head, Clinical Development Operations, Rare Disease, Ipsen

Other clinical development roles: Albireo Pharma, Ziopharm Oncology, Synageva Biopharma



MATTHEW BOYD
Chief Regulatory Officer

VP, Head of Regulatory Affairs, Zambon USA

VP, Regulatory Affairs, Albireo Pharma

enGene

Detalimogene Voraplasmid for NMIBC

Designed to be a practice-changing therapy requiring no change in practice

Transformational Market Opportunity



NMIBC market forecasted to be >$20B

Near Term Commercial Opportunity

Anticipated Milestones:

Pivotal Cohort Update: Q4 2025

Cohort 2 & 3 Updates: Q4 2025

BLA Filing: H2 2026

Potential Launch: 2027

Highly Differentiated Investigational Product



Unique combination of clinical activity, tolerability, ease of use

Well-capitalized, with runway projected into 2027

Detalimogene voraplasmid was formerly referred to as EG-70
NMIBC = Non-muscle invasive bladder cancer
NMIBC Market Forecast based on internal estimates utilizing multiple source data

enGene

Non-Viral Genetic Medicine

Additional Slides

Detalimogene is Designed to Streamline Administration and Ease the Experience for Patients and Clinicians

Detalimogene: As designed, no vial thaw, simple preparation; no pre/post treatment protocol

- Preparation: can be conducted on open table or benchtop; no special handling
- Instillation and dwell (60m)
- (No post-treatment urine bleaching required)

BCG-TICE: Risk of infection for patients and caregivers; longer, uncomfortable dwell time; urine decontamination burden

- Preparation: mask/gown minimally required ††
- BCG instillation and dwell (120m) ††
- 6-hour period of required urine bleaching ††

Cretostimogene: (Based on publicly available data): Complex process with elevated biosafety; unclear vial thaw and urine decontamination requirements

- *Vial thaw*
- Preparation and Handling: BSL2-like handling *
- DDM Infusion and dwell (15m)
- Cretostimogene dwell (45-60m)
- *Urine bleaching requirements not reported*

Adstiladrin: Vial thaw introduces preparation bottleneck; elevated biosafety procedures required; additional pre/post treatment burden for patients

- Anticholinergic premedication**
- **3-10 hour** vial thaw**
- Preparation: "Universal biosafety precautions" required; USPI contains infection risk warning*
- Adstiladrin instillation and dwell (60m)*
- 48-hour period of required urine bleaching*

†† Based on USPI.
* BSL2-like handling recommendations based on CG corporate presentation accessed April 30 2025 and precedent described in USPI for Imlygic, an FDA-approved, locally administered oncolytic virus. Detailed preparation and/or administration instructions have not yet been reported for cretostimogene. Other information based on CG Oncology's non-confidential investor presentation.
** Based on USPI. Note: Once thawed, Adstiladrin vial must be used within 24 hours. Adstiladrin prescribing information also advises that "persons who are immunocompromised or immunodeficient may be at risk for disseminated infection from ADSTILADRIN due to low levels of replication-competent adenovirus."